SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K/A

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                           Commission File No. 1-15983

                ArvinMeritor, Inc. Hourly Employees Savings Plan

                            (Full title of the plan)

                               ArvinMeritor, Inc.
                              2135 West Maple Road
                              Troy, Michigan 48084

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

This Form 11K/A amends the Annual Report on Form 11-K of the ArvinMeritor, Inc. Hourly Employees Savings Plan for the fiscal year ended December 31, 2003, filed June 25, 2004, to revise the report of the independent registered public accounting firm to make reference to their audit having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), and to re-file the Consent of Independent Registered Public Accounting Firm. There were no other changes to the Form 11-K for the fiscal year ended December 31, 2003.

                                Table of Contents

Report of Independent Registered Public Accounting Firm                    1

Financial Statements:

         Statements of Net Assets Available for Benefits
         as of December 31, 2003 and 2002                                  2

         Statements of Changes in Net Assets Available
         For Benefits for the Year ended December 31, 2003                 3

         Notes to Financial Statements                                     4-7

Supplemental Schedules as of and for the Year ended December 31, 2003:

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)    8

         Schedule H, Line 4j - Schedule of Reportable Transactions         9

Signatures                                                                 10

Exhibit:

         Consent of Independent Registered Public Accounting Firm          11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To ArvinMeritor, Inc., Hourly Employees Savings Plan and Participants:

We have audited the accompanying statements of net assets available for benefits of ArvinMeritor, Inc. Hourly Employees Savings (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, "Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets (Held at End of
Year) and Line 4j - Schedule of Reportable Transactions", as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Detroit, Michigan
June 25, 2004

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

                                                      2003               2002

ASSETS - Investments                              $52,122,117        $44,538,679

LIABILITIES - Accrued expenses                         33,019             32,780
                                                  -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $52,089,098        $44,505,899
                                                  ===========        ===========

See accompanying notes to financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                       2003

ADDITIONS:
    Employee contributions                                         $  2,324,710
    Employer contributions                                              701,990
                                                                   ------------
                                                                      3,026,700

    Net appreciation in fair value of investments                     6,535,351
    Dividends and interest                                            1,301,304
    Net transfers                                                     1,994,283
                                                                   ------------
          Total additions                                            12,857,638

DEDUCTIONS:
    Benefits paid to participants                                    (5,194,482)
    Administrative expenses                                             (79,958)
                                                                   ------------

          Total deductions                                           (5,274,440)
                                                                   ------------

  Net increase in net assets available for benefits                   7,583,199
                                                                   ------------

  NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                             $ 44,505,899
                                                                   ------------

  NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                                   $ 52,089,098
                                                                   ============

See accompanying notes to financial statements.

                               ARVINMERITOR, INC.

HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF THE PLAN

      The following general description of the ArvinMeritor, Inc., Hourly Employees Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.

      General - The Plan is a defined contribution retirement savings plan covering all eligible hourly employees of ArvinMeritor, Inc (the "Company"). The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Effective October 1, 2002, the employer matching account held under the Plan was converted into an employee stock ownership plan (ESOP). As a result, when participants accounts receive cash dividends on ArvinMeritor stock they have the option of reinvesting the dividend in ArvinMeritor stock or receiving the dividend as a cash distribution. In addition, the conversion to an ESOP allows participants who have attained either age 55 with 10 years of vesting service or age 60, the right to transfer funds out of company stock and into one of the other investment options under the Plan.

      Effective January 1, 2002 the plan was amended to allow participants who are over age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under recent changes to the Internal Revenue Code.

      On April 1, 2003, total assets related to Roll Coater Retirement and Savings Plan for Bargining Unit Associates of $1,756,959 were transferred into the Plan, in connection with a merger of the plans. These amounts have been included in net transfers on the Statement of Changes in Net Assets Available for Benefits.

      Effective May 1, 2003, hourly employees of the Kenton, Ohio facility became eligible for participation in the Plan.

      Contributions and Vesting - Eligible employees may elect to contribute up to 20% of pay, both before and after tax or a combination of both. The participants are immediately eligible for company matching contributions. Matching contributions and participant contributions are immediately vested. The Company's match calculation varies by location within the Plan. All Company match contributions are payable in Company stock, except for a joint venture whereby the contribution match for employees is made in cash.

      Plan Withdrawals - Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 1/2. Withdrawals prior to attaining age 59 1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalities may apply to withdrawals or distributions prior to age 59 1/2.

      Payment of Benefits - On termination of service due to death, disability, retirement or other, a participant generally receives an amount equal to the value of the participant's vested interest in their account in a lump-sum amount. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

      Loans to Participants - A participant may obtain a loan in an amount as defined by the Plan document (not less than $1,000 and not greater than the lesser of $50,000 or 50% of the participant's vested account balance) from the balance of his/her account. Interest is charged at a rate that is comparable to rates charged by commercial lending institutions. The loans are repaid through payroll deductions generally over periods not to exceed 60 months. Payments of principal and interest are reinvested into the participants' current investment options. Participants may have only one outstanding loan at a time.

      Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on a participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Plan Termination - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation - Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. The T. Rowe Price Stable Value Common Trust Fund is comprised of individual investment contracts, including synthetic investment contracts and are stated at contract value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The trustee's valuation committee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, contract value approximates fair value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

      Security Transactions and Investment Income - Purchases and sales of securities are reported on trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

      Plan Expenses - Administrative expenses of the Plan are paid by either the Company or the Plan, as provided by the Plan document.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investments, which are exposed to various risks such as interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3. INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                            December 31,     December 31,
                                                                                2003             2002
                                                                            -----------      -----------
      Mutual Funds:
        T. Rowe Price Balanced Fund                                         $ 4,874,270      $ 3,804,986
      Common Stock:
        ArvinMeritor*                                                         6,204,616        4,138,379
        ArvinMeritor                                                            764,641          573,850
      T. Rowe Price Stable Value Common Trust Fund - at contract value       22,695,715       22,562,708
      T. Rowe Price Equity Index Trust Fund                                  10,141,694        8,581,759

* Nonparticipant - directed

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                Year Ended
                                                             December 31, 2003
                                                             -----------------

      Mutual Funds                                              $4,373,366
      Common Stock                                               2,161,985
                                                                ----------

      Net appreciation                                          $6,535,351
                                                                ==========

4. NONPARTICIPANT - DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                               2003
                                                                           -----------
      Net assets - ArvinMeritor Common Stock Fund - December 31, 2002      $ 4,138,379

      Changes in net assets:
        Employer contributions                                                 588,955
        Net appreciation                                                     1,913,387
        Dividends                                                               98,584
        Benefits paid to participants or beneficiaries                        (588,311)
        Other                                                                   53,622
                                                                           -----------

      Net increase in net assets                                             2,066,237

      Net assets - ArvinMeritor Common Stock Fund - December 31, 2003      $ 6,204,616
                                                                           ===========

5. TAX STATUS

      The Internal Revenue Service determined and informed the Company by a letter dated July 15, 2002, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code and as a result, no provision for income taxes has been included in the Plan's Financial Statements.

6. RELATED PARTY TRANSACTIONS

      Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. SUBSEQUENT EVENT

      Effective January 1, 2004, the Company added five new retirement fund options to the Plan. The new retirement Fund options include the following funds: T. Rowe Price Retirement Income Fund, T. Rowe Price Retirement 2010 Fund,
T. Rowe Price Retirement 2020 Fund, T. Rowe Price Retirement 2030 Fund and T. Rowe Price Retirement 2040 Fund. These new options are a fund of funds which allocate assets in accordance with a targeted retirement horizon for the employee.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

                                                Description of Investment
             Identity of Issuer,                 Including Maturity Date,
              Borrower, Lessor                Rate of Interest, Collateral,                      Current
              or Similar Party                    Par or Maturity Value                           Value
  *   T. Rowe Price                     Stable Value Common Trust Fund                        $  22,695,715

      Franklin                          Small-Cap Stock Fund                                      1,425,941

  *   T. Rowe Price                     Equity Index Trust Fund                                  10,141,694

  *   T. Rowe Price                     International Stock Fund                                    791,806

  *   T. Rowe Price                     Growth and Income Fund                                    1,061,124

  *   T. Rowe Price                     Mid-Cap Growth Fund                                         897,106

      Janus Fund                        Large-Cap Growth Fund                                     1,140,571

      Pimco                             U.S. Treasury Intermediate Fund                           1,227,565

                                        Cash                                                          4,712

  *   T. Rowe Price                     Balanced Fund                                             4,874,270

  *   ArvinMeritor                      ArvinMeritor Stock                                        6,969,257

  *   Participant loans                 Rates ranging from 6.5% to 10.5%,
                                        maturities up to 60 months                                 892,356
                                                                                              ------------

                                                                                              $ 52,122,117

* Party-in-interest.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

                                                                                                            (h)
        (a)                                                                                            Current Value
     Identity                                              (c)              (d)              (g)        of Asset on
     of Party                   (b)                      Purchase         Selling          Cost of      Transaction         (l)
     Involved          Description of Asset               Price            Price            Asset           Date           Loss
T. Rowe Price      Stable Value Common Trust Fund     $ 3,838,982      $        --      $ 3,838,982      $ 3,838,982    $       --
                   (93 purchases)

T. Rowe Price      Stable Value Common Trust Fund     $        --      $ 3,766,848      $ 3,766,848      $ 3,766,848    $       --
                   (143 sales)

T. Rowe Price      Equity Index Trust Fund            $ 1,480,636      $        --      $ 1,480,636      $ 1,480,636    $       --
                   (74 purchases)

T. Rowe Price      Equity Index Trust Fund            $        --      $ 2,256,152      $ 2,521,868      $ 2,256,152    $ (265,716)
                   (121 sales)

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ARVINMERITOR, INC. HOURLY
                                    EMPLOYEES SAVINGS PLAN


                                    By: /s/ Richard D. Greb
                                        -------------------
                                        Richard D. Greb, Plan Administrator

July 14, 2004


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